July 24, 2012

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Riedler
Daniel Greenspan
Nandini Acharya
John Krug

Re:	Hyperion Therapeutics, Inc.

Registration Statement on Form S-1

Registration No. 333-180694

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 13, 2012 and the date hereof, 1,527 copies of the Preliminary Prospectus dated July 13, 2012 were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on July 25, 2012 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

LEERINK SWANN LLC

COWEN AND COMPANY, LLC

As Representatives of the

Prospective Underwriters

LEERINK SWANN LLC

By:	/s/ Brian Giraudo
	Name:	Brian Giraudo
	Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Grant Miller
	Name:	Grant Miller
	Title:	Head of Equity Capital Markets

[Signature Page to Acceleration Request]